April 9, 2020

Paul Wallace
Chief Executive Officer
FEC Resources Inc.
Suite 2300, Bentall 5, 550 Burrard Street
Vancouver, BC, V6C 2B5

       Re: FEC Resources Inc.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed March 27, 2020
           File No. 333-235559

Dear Mr. Wallace:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2020 letter.

Amendment No.2 to Registration Statement on Form F-1

General

1. We note your response to prior comment 2. Please revise your disclosure to include a risk factor regarding the possibility that you may be considered an investment company under
       Section 3(a)(1) of the Investment Company Act of 1940 (the Act), and explain that you intend on relying on the exclusion under Section 3(c)(9) of the Act and the reasons why it may be available to you. Please also disclose the material consequences to the company that could occur if the company were deemed to be an investment company. In your revised disclosure, please clarify that the staff has not taken a position whether you may rely on such exclusion. Additionally, please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support the
 Paul Wallace
FEC Resources Inc.
April 9, 2020
Page 2
      respective exclusion from the Act.
2. Please update throughout your registration statement, including your Management's
      Discussion and Analysis of Financial Condition and Results of Operations section, for the financial information for the fiscal year ended December 31, 2019. Please also revise page 41 to provide the executive compensation disclosures for the fiscal year ended December 31, 2019.
      Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                          Sincerely,
FirstName LastNamePaul Wallace
                                                          Division of
Corporation Finance
Comapany NameFEC Resources Inc.
                                                          Office of Energy &
Transportation
April 9, 2020 Page 2
cc:       Scott Lawler, Esq.
FirstName LastName